Samantha Boucher is in **Chicago, Illinois**.

March 4 ·

Selfie for the algorithm. Like my new haircut? 😳

My company (Shire) is now in round two interviews for a $100k seed investment round! 🥳

Their average follow-on investment after the accelerator program is a million dollars.

This is huge news and I'm so grateful to all of you for your support and encouragement.

By the way, if you'd like to invest ($1k~+) let me know as I'd like to do a 'family and friends' round, which means you'd get shares at a much better price than the professional investors, and you would help us bridge the gap & pay staff in the short term.



System dark mode is now off. Switch Facebook to always match system setting? Yes ✕

Kathy Boucher, Atlas Lua and 162 others

27 Comments

Like Comment Share

All comments

Dorris Stringfellow Martin
Awesome haircut. Love it.
Like Reply 18w

Amber Dawn
Stunning. ✨
Like Reply 18w

Candy Baczkowski
Love the hair!!
Like Reply 18w

Courtney Bilstein
You look wonderful!!! Also I like your dress 😊
Like Reply 18w

Mikey Hernandez
Are you in Chicago?!?
Like Reply 18w

> **Samantha Boucher**
> Mikey Hernandez Yep!~ I live in Uptown now.
> Like Reply 18w
>
> **Mikey Hernandez**
> Samantha Boucher how did I not know this
> Like Reply 18w

John Finelli
Congrats! Exciting to see where you take this.
Like Reply 18w

Lindy Johnson
you look beautiful!
Like Reply 18w

Kallie Anne Winners
Do you have an investor workbook I could check out for your startup?

System dark mode is now off. Switch Facebook to always match system setting? Yes

investors perspective.

Michael Thorne
Kallie Anne Winners Same

Like Reply 18w

Samantha Boucher
Kallie & Jerry - will DM you guys 🙂

👍 2

Like Reply 18w

Write a reply...

Rodger Routh
Yes 👏

Like Reply 18w

Mildred Vandergriff
Absolutely gorgeous!!!

Like Reply 18w

James Kirby Willis III
If you ever need an events director let me know I'd love to help you all out. Proud of ya and all you continue to accomplish

Like Reply 18w

Tiffanie Alexander
Beautiful!

Like Reply 18w

Robyn Cain
Looking great!

Like Reply 18w

Steve Weliver
Luv the hair. You look great. Wish you luck.

Like Reply 18w

Cheryl Mann
Gorgeous photo!

Like Reply 18w

Christina Kenney
Love your hair. And you. You go girl!

Like Reply 18w

Tanya Keith
Love the hair, have curiosity about your venture. Do tell.

System dark mode is now off. Switch Facebook to always match system setting? Yes ✕


Emily Ahlquist O'Donnell
So pretty!
Like Reply 18w
Deborah DeMarchis
I love the look!
Like Reply 18w
Kat Scanlon
That is an awesome selfie! I wish you luck with the venture.
Like Reply 18w
Write a comment...


System dark mode is now off. Switch Facebook to always match system setting? Yes
CUCOMM.COM

EMAIL DATE: September 8, 2022
TOPIC: Wefunder #1
FROM LINE: Samantha
SENDER EMAIL:
AUDIENCE: General
PICTURE: Yes
LOGO: Yes
WRAPPER: Yes
CONTRIBUTE BUTTON: Yes
SUBJECT LINE A: Invest in Shire (not donate!)
SUBJECT LINE B: Deadlines are usually made up, but this one is real
PREVIEW TEXT: N/A

[LOGO]

Hi [NAME],

I've been talking to you for a while about Shire, the first digital office for Democratic and progressive campaigns - and why it's so important for the midterms that **even John Fetterman in Pennsylvania has joined our waitlist.** I also shared how we won the coveted *Best New Tool* at Netroots Nation against over 50 other applicants.

So far, I've been asking you for your support via donations to help fund our work, but I'm excited to say that **for the next seven days, you can now actually invest in Shire.** Literally.

Thanks to President Obama and something called *Regulation Crowdfunding*, we're able to offer grassroots supporters the opportunity to invest and ultimately ***own a piece of the project***, something previously reserved only for the wealthy and private equity firms.

Despite the fact that we operate more like an activist organization and will be exploring converting to a worker-owned cooperative in 2023, we're organized as a "for-profit" company in part so we can take full advantage of government regulations like this.

So, how does it work? The process is simple and easy:

1. Visit our page at Wefunder, the equity crowdfunding site, and learn more about the opportunity.
2. Make a reservation no later than September 14th, and select your investment level (the legal minimum is $100). Your funds will be held by the platform until later.
3. When we reach the minimum of $50,000 on September 15th, you will receive details from the platform about confirming your reservation and all the legal bits that go into becoming a part-owner of Shire!

Our long-term strategy is to ensure that Shire is owned and operated by our workers, and by and for members of the progressive movement. This isn't a get-rich-quick opportunity, but it is an opportunity for you to make a meaningful (and real, not metaphorical) investment in a project that will help countless campaigns across the country in the years to come.

But here's the catch: if we don't meet our $50,000 minimum by September 15th, your money will be fully refunded to you.

We've already raised $31,000 and I'm confident that we can make it to that mark by September 15th, but want to reassure you that if for whatever reason we don't, you'll get your money back in full.

The funds we receive from this investment will go to supporting our work through the end of the year and supporting the over 100 campaigns, state parties, and advocacy organizations already on our waitlist once our product launches in two weeks.

Your investment will help Democrats and progressives start winning the technology arms race against the GOP, beginning this year.

Samantha Boucher

Founder, Shire Project

[learn more button]

P.S. - I'm legally required to include the below disclosure from the SEC in this email since this is discussing an investment under Regulation Crowdfunding. Just like the FEC, there are plenty of rules

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

EMAIL DATE: September 8, 2022
TOPIC: Wefunder #2
FROM LINE: Samantha
SENDER EMAIL:
AUDIENCE: General
PICTURE: Yes
LOGO: No
WRAPPER: Yes
CONTRIBUTE BUTTON: Yes
SUBJECT LINE A: RE: Invest in Shire (not donate!)
SUBJECT LINE B: 72 hours left to invest in Shire
PREVIEW TEXT: The cut-off is Thursday

Hi [NAME],

I wanted to send you a quick follow-up email in case you missed this because it's really important - **we're less than 72 hours away from the cut-off** after which no more investments will be accepted by the platform. We've made great progress, but still have a ways to go.

If you'd be interested in owning a piece of the technology that will help bring millions of remote volunteers to the progressive movement, please join the equity crowdfund no later than **this Wednesday night.** You can find more information here.

I've attached the original email below in case you missed it with all the context!

In solidarity,
-Samantha

(Here's that original email:)

I've been talking to you for a while about Shire, the first digital office for Democratic and progressive campaigns - and why it's so important for the midterms that **even John Fetterman in Pennsylvania has joined our waitlist.** I also shared how we won the coveted *Best New Tool* at Netroots Nation against over 50 other applicants.

So far, I've been asking you for your support via donations to help fund our work, but I'm excited to say that **for the next few days, you can now actually invest in Shire**. Literally.

Thanks to President Obama and something called *Regulation Crowdfunding*, we're able to offer grassroots supporters the opportunity to invest and ultimately ***own a piece of the project***, something previously reserved only for the wealthy and private equity firms.

Despite the fact that we operate more like an activist organization and will be exploring converting to a worker-owned cooperative in 2023, we're organized as a "for-profit" company in part so we can take full advantage of government regulations like this.

So, how does it work? The process is simple and easy:

1. Visit our page at Wefunder, the equity crowdfunding site, and learn more about the opportunity.
2. Make a reservation no later than September 14th, and select your investment level (the legal minimum is $100). Your funds will be held by the platform until later.
3. When we reach the minimum of $50,000 on September 15th, you will receive details from the platform about confirming your reservation and all the legal bits that go into becoming a part-owner of Shire!

Our long-term strategy is to ensure that Shire is owned and operated by our workers, and by and for members of the progressive movement. This isn't a get-rich-quick opportunity, but it is an opportunity for you to make a meaningful (and real, not metaphorical) investment in a project that will help countless campaigns across the country in the years to come.

But here's the catch: if we don't meet our $50,000 minimum by September 15th, your money will be fully refunded to you.

We've already raised $31,000 and I'm confident that we can make it to that mark by September 15th, but want to reassure you that if for whatever reason we don't, you'll get your money back in full.

The funds we receive from this investment will go to supporting our work through the end of the year and supporting the over 100 campaigns, state parties, and advocacy organizations already on our waitlist once our product launches in two weeks.

Your investment will help Democrats and progressives start winning the technology arms race against the GOP, beginning this year.

Samantha Boucher

Founder, Shire Project

[learn more button]

P.S. - I'm legally required to include the below disclosure from the SEC in this email since this is discussing an investment under Regulation Crowdfunding. Just like the FEC, there are plenty of rules

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Pinned Tweet

Shire @getshire · Jul 26

Want a piece of the first digital office for progressive campaigns & causes - while helping bring millions of volunteers to fight in 2022 and beyond?

You can now invest in Shire for as little as $100. Check it out at wefunder.com/getshire

#midterms #investing @TheDemocrats



Introducing Shire
SHIRE

wefunder.com

Invest in Shire: Enabling millions of people to volunteer remotely for ca...

Enabling millions of people to volunteer remotely for campaigns & nonprofits

Shire @getshire · Aug 24

We're so proud of our team - and ready to join the fight in 2022.

Now through September 15th, you can invest in Shire and own a piece of the product for as little as $100. Check it out at wefunder.com/getshire

You can also join our waitlist at shire.blue

#NN22



BIG NEWS: SHIRE
WON BEST NEW
TOOL AT #NN22!
SHIRE
2022 NETROOTS NATION
NEW TOOLS SHOWCASE
SHIRE

Shire @getshire · Sep 10

Only 5 days left to join the crowdfund and help us bring the power of remote volunteering to the progressive movement in time for the midterms.

Help us reach our goal & own a piece of this revolutionary tool: go.shire.blue/invest

(go.shire.blue/legaldisclosure)



IT'S TIME TO MAKE
VOLUNTEERING
ACCESSIBLE
FOR ALL
SHIRE

Shire @getshire · Aug 2

We're thrilled to partner with our community to launch our first investment round.

We're committed to making sure Shire remains in the hands of those who believe in progressive causes, and that extends to investors, too.

Want in? go.shire.blue/invest

go.shire.blue/legaldisclosure

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Unsubscribe | About | Education